UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VISUALANT, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
COMMON STOCK

928449107
(CUSIP Number)

JAMES M. GINGO
12142 NE Sky Lane, Suite 130 Aurora, OR 97002 503-427-7112
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JUNE 8, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. ____________________

1.	Name of Reporting Persons.
JAMES M. GINGO

I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ X ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 3,000,000

8. Shared Voting Power 0

9. Sole Dispositive Power 3,000,000

10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,000,000
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (9)
8.1%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D ("13D") relates to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Visualant, Inc. (“the Company”), a Nevada corporation, whose principal executive office is located at 500 Union St, Suite 406, Seattle, WA 98101. The principal executive officer is Ronald P. Erickson, Chief Executive Officer.

This 13D gives notice of the issuance of three million (3,000,000) shares of restricted common stock of the Company issued to James M. Gingo related to the June 8, 2010 acquisition of TransTech Systems, Inc by Visualant, Inc.. The restricted common stock was issued at the closing bid price of $.02 per share, the price during negotiations.

Item 2. Identity and Background

This 13D is being filed pursuant to Rule 13D-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act". James M. Gingo is an American citizen. This "Reporting Person" is an institutional investor" or an "accredited investor."

Information with respect to this Reporting Person is given solely by such Reporting Person.

Mr. Gingo serves as President of TransTech Systems, Inc. Mr. Gingo was an early participation, and current Board member, of the Document Security Alliance, an organization co-founded by the United States Secret Service and concerned industry representatives after the events of 9/11.

The principal business address of Mr. Gingo is located at 12142 NE Sky Lane, Suite 130 Aurora, OR 97002

During the last five years, the Reporting Person, to the best of his knowledge, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the Reporting Person, to the best of his knowledge, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

See description to Item 4.

Item 4. Purpose of Transaction

The Common Stock was acquired for, and are being held for, investment purposes.

This 13D gives notice of the issuance of three million (3,000,000) shares of restricted common stock of the Company issued to James M. Gingo related to the June 8, 2010 acquisition of TransTech Systems, Inc by Visualant, Inc.. The restricted common stock was issued at the closing bid price of $.02 per share, the price during negotiations.

Other

The Reporting Person may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Person have no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

The Reporting Person do not have any plans or proposals that would result in any of the actions or transactions described in clauses (a)through (j) of Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

Item 5. Interest in Securities of the Issuer

Mr. Gingo

(a) As of June 8, 2010, Mr. Gingo beneficially owned 3,000,000 shares of Common Stock individually. Mr. Gingo beneficially owned 8.1% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of June 8, 2010 of 37,263,707.

(b) As of June 8, 2010, Mr. Gingo had sole voting power and sole dispositive power with respect to 3,000,000 shares of Common Stock individually.

(c) Mr. Gingo has acquired of three million (3,000,000) shares of restricted common stock of the Company within the 60 days prior to the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date June 16, 2010	By:	/s/ James M. Gingo
Name James M. Gingo
Title Chief Financial Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)